Exhibit 99.1

[EXECUTION COPY]

SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT

THIS SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT, dated as of March 19, 2015 (this “Amendment”), by and among (i) MAYOR’S JEWELERS, INC., a Delaware corporation (the “US Borrower”) and BIRKS GROUP INC. – GROUPE BIRKS INC. (formerly known as BIRKS & MAYORS INC.), a Canadian corporation (the “Canadian Borrower” and, together with the US Borrower, the “Borrowers”), (ii) the guarantors party to the Credit Agreement referred to below (the “Guarantors” and, together with the Borrowers, the “Loan Parties”), (iii) the lenders party to the Credit Agreement referred to below (collectively, the “Lenders”), (iv) BANK OF AMERICA, N.A., in its capacity as administrative agent (the “Administrative Agent”), (v) BANK OF AMERICA, N.A. (acting through its Canada branch), as Canadian agent (the “Canadian Agent” and, together with the Administrative Agent, the “Agents”), and (vi) BANK OF AMERICA, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as co-collateral agents (the “Co-Collateral Agents”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Credit Agreement referred to below.

WHEREAS, the Borrowers, the Guarantors, the Lenders, the Agents, and the Co-Collateral Agents are party to that certain Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 8, 2011, as amended by that certain First Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of August 22, 2013, by that certain Second Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of May 12, 2014, that certain Third Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of June 10, 2014, that certain Consent, that certain Fourth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of July 25, 2014 and that certain Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement, dated as of November 21, 2014 (the “Existing Credit Agreement”). The Existing Credit Agreement, as amended by this Amendment, and as may be further amended, amended and restated, restated, supplemented, extended or otherwise modified and in effect from time to time is referred to herein as the “Credit Agreement”;

WHEREAS, the Borrowers have requested, among other things, that the Lenders and the Agents amend certain provisions of the Credit Agreement, in each case, subject to the terms and conditions set forth herein; and

WHEREAS, the Borrowers, the Lenders, and the Agents have agreed, on the terms and conditions set forth herein, to amend certain provisions of the Credit Agreement.

NOW, THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

§1. Amendments to the Credit Agreement.

(a) Amendment to Section 1.1. The following new definitions are hereby inserted into Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

“Sixth Amendment - the Sixth Amendment to Second Amended and Restated Revolving Credit and Security Agreement and Amendment to Fourth Amendment, dated as of March 19, 2015 by and among the Borrowers, the Guarantors party thereto, the Lenders party thereto, the Agents and the Co-Collateral Agents.”

“Sixth Amendment Effective Date - March 19, 2015.”

(b) Amendment to Section 1.1. The definition of “Actual Cash Receipts” is hereby deleted in its entirety.

(c) Amendment to Section 1.1. The definition of “Actual Disbursement Amount” is hereby deleted in its entirety.

(d) Amendment to Section 1.1. The definition of “Approved Budget” is hereby deleted in its entirety.

(e) Amendment to Section 1.1. The definition of “Approved Budget Variance Report” is hereby deleted in its entirety.

(f) Amendment to Section 1.1. The definition of “Budgeted Cash Receipts” is hereby deleted in its entirety.

(g) Amendment to Section 1.1. The definition of “Budgeted Disbursement Amount” is hereby deleted in its entirety.

(h) Amendment to Section 1.1. The definition of “Change of Control” is hereby deleted in its entirety and the following text is substituted in its stead:

“Change of Control - at any time, the occurrence of one or more of the following events: (i) Birks shall cease to own directly or indirectly (A) at least fifty-one percent (51%) of the issued and outstanding Voting Stock of Mayor’s or (B) all of the economic and voting rights associated with all of the outstanding Capital Stock of any of its other Subsidiaries (other than Subsidiaries of Mayor’s, as to which clause (iii) below shall govern), (ii) Montrovest B.V. and Mangrove Holding SA, collectively, shall cease to own directly or indirectly at least fifty-one percent (51%) of the votes attaching to the Voting Stock of Birks or (iii) Mayor’s shall cease to own directly or indirectly all of the economic and voting rights associated with all of the outstanding Capital Stock of any of its Subsidiaries.”

(i) Amendment to Section 1.1. The definition of “Montrovest Debt Documents” is hereby deleted in its entirety and the following text is substituted in its stead:

“Montrovest Debt Documents - collectively, (i) Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (ii) the Amended and Restated Cash Advance Agreement dated as of June 8, 2011 by and between the Canadian Borrower and Montrovest B.V., (iii) the Subscription Agreement dated on or about August 12, 2013 by and between the Canadian Borrower and Montrovest B.V., (iv) the Convertible Debenture to be dated on or about August 16, 2013 in the principal sum of $4,800,000 executed and delivered by the Canadian Borrower in favor of Montrovest B.V., and (v) any other loan agreement entered into by and between the Canadian Borrower and Montrovest B.V.; provided that any such other loan agreement shall be subject to a Subordination Agreement in form, scope and substance satisfactory to the Agents and the Required Lenders. For clarity, all obligations of the Borrowers to Montrovest B.V. as a result of the issuance of, or drawing under, the Montrovest LC shall be deemed to constitute Montrovest Debt Documents, subject to the Montrovest Subordination Agreement, with the exception of $175,000 payable by the Borrowers in connection with the execution and delivery of the Montrovest LC, as well as a $12,500 fee payable to Gestofi S.A. and Montrovest B.V.’s reasonable and documented out-of-pocket legal and other banking expenses and fees in connection with the issuance and maintenance of the Montrovest LC (or in order to reimburse Montrovest B.V. to the extent it has paid any of such amounts), provided that the relevant expenses or fees and reimbursements do not exceed $150,000 in any fiscal year.”

(j) Amendment to Section 10.1.23. Section 10.1.23 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead: “[Reserved].”

(k) Amendment to Section 10.1.25. Section 10.1.25 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead: “[Reserved].”

(l) Amendment to Section 10.2.12(f). Clause (f) of Section 10.2.12 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead:

“(f) Make any payments in respect of the Montrovest Debt other than regularly scheduled payments of interest in respect of the Montrovest Debt so long as no Default or Event of Default then exists or would (after taking into consideration the payment to be made) result therefrom; provided that from the Third Amendment Effective Date until the Sixth Amendment Effective Date, no Loan Party shall be permitted to make cash payments of interest in respect of the Montrovest Debt; provided further however that such payments of interest shall be deferred and may be paid following the Sixth Amendment Effective Date. No prepayment of, or payments of principal on, the Montrovest Debt may be made without the prior written consent of the Agents and the Required Lenders in their sole discretion.”

(m) Amendment to Section 10.2.26. Section 10.2.26 of the Credit Agreement is hereby deleted in its entirety and the following text is substituted in its stead: “[Reserved].”

(n) Amendment to Exhibit D. Exhibit D to the Credit Agreement is hereby replaced in its entirety by Exhibit D attached hereto.

§2. Amendments to the Fourth Amendment.

(a) Schedule III of the Fourth Amendment is hereby amended by deleting the reference to “February 10, 2015” in clause (c) therein and replacing it with “January 31, 2016”.

§3. Representations and Warranties. Each of the Loan Parties hereby represents and warrants to the Agents and the Lenders as of the date hereof as follows:

(a) The execution and delivery by each of the Loan Parties of this Amendment and all other instruments and agreements required to be executed and delivered by such Loan Party in connection with the transactions contemplated hereby or referred to herein (collectively, the “Amendment Documents”), and the performance by each of the Loan Parties of any of its obligations and agreements under the Amendment Documents and the Credit Agreement and the other Loan Documents, as amended hereby, are within the corporate or other authority of such Loan Party, have been authorized by all necessary corporate proceedings on behalf of such Loan Party and do not and will not contravene any provision of law or such Loan Party’s charter, other incorporation or organizational papers, by-laws or any stock provision or any amendment thereof or of any indenture, agreement, instrument or undertaking binding upon such Loan Party.

(b) Each of this Amendment, the other Amendment Documents, the Credit Agreement and the other Loan Documents, as amended hereby, to which any Loan Party is a party constitute legal, valid and binding obligations of such Loan Party, enforceable in accordance with their terms, except as limited by the Bankruptcy Code, any Canadian Debtor Relief Law, any other insolvency, debtor relief or debt adjustment law or similar laws relating to or affecting generally the enforcement of creditors’ rights and except to the extent that availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

(c) No approval or consent of, or filing with, any governmental agency or authority is required to make valid and legally binding the execution, delivery or performance by the Loan Parties of this Amendment, the other Amendment Documents, the Credit Agreement or any other Loan Documents, as amended hereby, or the consummation by the Loan Parties of the transactions among the parties contemplated hereby and thereby or referred to herein.

(d) The representations and warranties contained in Section 9 of the Credit Agreement and in the other Loan Documents were true and correct as of the date made. Except to the extent of changes resulting from transactions contemplated or permitted by the Credit Agreement and the other Loan Documents and except to the extent that any representations and warranties relate expressly to an earlier date, after giving effect to the provisions hereof, such representations and warranties, both before and after giving effect to this Amendment, also are true and correct, in all material respects, as of the date hereof.

(e) Each of the Loan Parties has performed and complied in all respects with all terms and conditions herein required to be performed or complied with by it prior to or at the time hereof, and as of the date hereof, both before and after giving effect to the provisions of this Amendment and the other Amendment Documents, there exists no Default or Event of Default.

(f) Each of the Loan Parties hereby acknowledges and agrees that the representations and warranties contained in this Amendment shall constitute representations and warranties as referred to in Section 11.1(b) of the Credit Agreement, a breach of which shall constitute an Event of Default.

§4. Effectiveness. This Amendment shall become effective upon the satisfaction of each of the following conditions, in each case in a manner satisfactory in form, scope and substance to the Administrative Agent and the Lenders:

(a) This Amendment shall have been duly executed and delivered by each of the Borrowers, each of the Guarantors, the Administrative Agent, the Canadian Agent and each of the Lenders and shall be in full force and effect.

(b) The Administrative Agent shall have received a duly executed First Amendment to Third Amended and Restated Term Loan and Security Agreement dated as of the date hereof by and among the Loan Parties, the Term Loan Lenders, and Crystal Financial LLC, as Term Loan Agent and Collateral Agent (as defined therein).

(c) The Borrowers shall have paid (i) the Sixth Amendment Fee and (ii) all reasonable costs and expenses incurred by the Agents, including the fees and expenses of the Agents’ US and Canadian counsels, to the extent that copies of invoices for such fees and expenses have been delivered to the Borrowers.

(d) The Administrative Agent shall have received a duly executed Second Amendment to the Amended and Restated Management Subordination Agreement.

(e) The Agents shall have received such other items, documents, agreements, items or actions as the Agents may reasonably request in order to effectuate the transactions contemplated hereby.

(f) No Default or Event of Default shall have occurred and be continuing.

§5. Release. In order to induce the Administrative Agent, the Canadian Agent and the Lenders to enter into this Amendment, each Loan Party acknowledges and agrees that: (a) no Loan Party has any claim or cause of action against the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees, agents or representatives); (b) no Loan Party has any offset or compensation right, counterclaim, right of recoupment or any defense of any kind against any Loan Party’s obligations, indebtedness or liabilities to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, any Issuing Bank or any Lender; and (c) each of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders has heretofore properly performed and satisfied in a timely manner all of its obligations to the Borrowers and, as applicable, the Guarantors. Each Loan Party wishes to eliminate any possibility that any past conditions, acts, omissions, events, circumstances or matters would impair or otherwise adversely affect any of the Administrative Agent’s, the Canadian Agent’s, the Co-Collateral Agents’, the Issuing Banks’ and the Lenders’ rights, interests, contracts, collateral security or remedies. Therefore, each Loan Party unconditionally releases, waives and forever discharges (i) any and all liabilities, obligations, duties, promises or indebtedness of any kind of the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender to any Loan Party, except the obligations to be performed by the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks or any Lender on or after the date hereof as expressly stated in this Amendment, the Credit Agreement and the other Loan Documents and (ii) all claims, counterclaims, offsets, compensation rights, causes of action, right of recoupment, suits or defenses of any kind whatsoever (if any), whether arising at law or in equity, whether known or unknown, which any Loan Party might otherwise have against the Administrative Agent, the Canadian Agent, any Co-Collateral Agent, any Issuing Bank or any Lender (or, with respect to the Credit Agreement and the other Loan Documents and the administration of the credit facilities thereunder, any of their respective directors, officers, employees or agents), in either case of clause (i) or (ii), on account of any past or presently existing (as of the date hereof) condition, act, omission, event, contract, liability, obligation, indebtedness, claim, cause of action, defense, counterclaims, compensation rights, circumstance or matter of any kind.

§6. Sixth Amendment Fee. In consideration of the Lenders’ agreement to amend certain provisions of the Credit Agreement, the Borrowers agree to pay to the Administrative Agent, for the ratable benefit of each Lender, a fee in the amount equal to 5.0 basis points times the aggregate Total Revolver Commitments (the “Sixth Amendment Fee”), which Sixth Amendment Fee shall be fully earned and due and payable in full in cash on the date of this Amendment. Once paid, the Sixth Amendment Fee shall not be refundable for any reason whatsoever.

§7. Miscellaneous Provisions.

(a) Each of the Loan Parties hereby ratifies and confirms all of its Obligations to the Administrative Agent, the Canadian Agent, the Co-Collateral Agents, the Issuing Banks and the Lenders under the Credit Agreement, as amended hereby, and the other Loan Documents, including, without limitation, the Loans, and each of the Loan Parties hereby affirms its absolute and unconditional promise to pay to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, the Loans, reimbursement obligations and all other amounts due or to become due and payable to the Lenders, the Administrative Agent and the Canadian Agent, as applicable, under the Credit Agreement and the other Loan Documents, as amended hereby and it is the intent of the parties hereto that nothing contained herein shall constitute a novation or accord and satisfaction. Each of the Loan Parties hereby acknowledges and confirms that the liens, hypothecs, pledges and security interests granted pursuant to the Loan Documents are and continue to be valid, perfected and enforceable first priority liens, hypothecs, pledges and security interests (subject only to Permitted Liens) that secure all of the Obligations on and after the date hereof. Except as expressly amended hereby, each of the Credit Agreement and the other Loan Documents shall continue in full force and effect. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(b) Without limiting the expense reimbursement requirements set forth in Section 3.4 of the Credit Agreement, the Borrowers agree to pay on demand all reasonable costs and expenses, including reasonable attorneys’ fees, of the Administrative Agent and the Canadian Agent, as applicable, incurred in connection with this Amendment.

(c) THIS AMENDMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, INCLUDING, WITHOUT LIMITATION, NEW YORK GENERAL OBLIGATIONS LAW SECTIONS 5-1401 AND 5-1402 (BUT GIVING EFFECT TO FEDERAL LAWS RELATING TO NATIONAL BANKS).

(d) EACH LOAN PARTY PARTY HERETO HEREBY CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF ANY FEDERAL COURT SITTING IN OR WITH JURISDICTION OVER THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY STATE COURT OF THE STATE OF NEW YORK SITTING IN THE COUNTY OF MANHATTAN, IN ANY PROCEEDING OR DISPUTE RELATING IN ANY WAY TO ANY LOAN DOCUMENTS, AND AGREES THAT ANY SUCH PROCEEDING SHALL BE BROUGHT BY IT SOLELY IN ANY SUCH COURT. EACH LOAN PARTY PARTY HERETO IRREVOCABLY WAIVES ALL CLAIMS, OBJECTIONS AND DEFENSES THAT IT MAY HAVE REGARDING SUCH COURT’S PERSONAL OR SUBJECT MATTER JURISDICTION, VENUE OR INCONVENIENT FORUM. Nothing herein shall limit the right of any Agent or any Lender to bring proceedings against any Loan Party in any other court. Nothing in this Amendment shall be deemed to preclude enforcement by any Agent of any judgment or order obtained in any forum or jurisdiction.

(e) This Amendment may be executed in any number of counterparts, and all such counterparts shall together constitute but one instrument. In making proof of this Amendment it shall not be necessary to produce or account for more than one counterpart signed by each party hereto by and against which enforcement hereof is sought. Delivery of a signature page hereto by electronic transmission shall constitute the delivery of an original signature page hereof.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

US BORROWER AND BORROWER AGENT:

MAYOR’S JEWELERS, INC.

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President, Business Development

CANADIAN BORROWER:

BIRKS GROUP INC.
GROUPE BIRKS INC. (formerly known as Birks & Mayors Inc.)

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President, Business Development

By:	/s/ Miranda Melfi
	Name:	Miranda Melfi
	Title:	Vice President, Legal Affairs and Corporate Secretary

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

GUARANTORS:

MAYOR’S JEWELERS OF FLORIDA, INC.
JBM RETAIL COMPANY, INC.
JBM VENTURE CO., INC.
MAYOR’S JEWELERS
INTELLECTUAL PROPERTY HOLDING COMPANY

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President, Business Development

CASH, GOLD & SILVER INC. – OR ET
ARGENT, COMPTANT INC.
CASH, GOLD & SILVER USA, INC. (formerly known as Henry Birks & Sons U.S., Inc.)

By:	/s/ Marco Pasteris
	Name:	Marco Pasteris
	Title:	Vice President

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

ADMINISTRATIVE AGENT:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
	Name:	Roger Malouf
	Title:	Director

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

CANADIAN AGENT:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Michael Maron
	Name:	Michael Maron
	Title:	Vice President

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

US LENDERS:

BANK OF AMERICA, N.A.

By:	/s/ Roger Malouf
	Name:	Roger Malouf
	Title:	Director

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

US LENDERS:

WELLS FARGO BANK, NATIONAL ASSOCIATION

By:	/s/ Ian Maccubbin
	Name:	Ian Maccubbin
	Title:	Assistant Vice President

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

US LENDERS:

BANK OF MONTREAL CHICAGO BRANCH

By:	/s/ Randon Gardley
	Name:	Randon Gardley
	Title:	Vice President

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

CANADIAN LENDERS:

BANK OF AMERICA, N.A. (acting through its Canada branch)

By:	/s/ Michael Maron
	Name:	Michael Maron
	Title:	Vice President

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

CANADIAN LENDERS:

WELLS FARGO FOOTHILL CANADA ULC

By:	/s/ Domenic Cosentino
	Name:	Domenic Cosentino
	Title:	Vice President

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

CANADIAN LENDERS:

BANK OF MONTREAL

By:	/s/ Hugh Devlin
	Name:	Hugh Devlin
	Title:	Senior Manager

[SIGNATURE PAGE TO SIXTH AMENDMENT TO SECOND AMENDED AND RESTATED REVOLVING CREDIT AND SECURITY AGREEMENT AND AMENDMENT TO FOURTH AMENDMENT]

Exhibit D

FORM OF COMPLIANCE CERTIFICATE

(See Attached)